UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 — 4th Floor Bosques de las Lomas 05120 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

In Mexico : ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	In the U.S. Breakstone & Ruth Susan Borinelli/Michael Fehle (646) 452-2333 / 646-452-2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com

ASUR Provides Fourth Update on Impact from Hurricane Wilma

Mexico City, October 31, 2005, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight others in the southeast of Mexico, today released a preliminary report on the effects of Hurricane Wilma, which struck the Yucatan Peninsula on October 20, 2005.

Seven days after Hurricane Wilma left the region, ASUR can report the following with respect to its airports in the region:

Cancun:

•	Power to the airport was restored on October 28
•	On October 29, commercial flights resumed at Cancun’s Terminal 2
•	On October 29, the first commercial passengers since the hurricane left the region arrived at Terminal 2
•	Some of the domestic and international commercial airlines have resumed ticket sales in and out of Cancun to the general public

As of the date of this release, ASUR cannot estimate when operations at Cancun and Cozumel airports will return to normal.

At this time ASUR cannot estimate the impact that these events will have on the Company’s financial results for the month of October, the fourth quarter of 2005, or fiscal year 2006.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: November 1, 2005